EXHIBIT 99.1

Golar LNG Partners LP - Announcement of filing of Form 20-F Annual Report

HAMILTON, Bermuda, May 2, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP announces that it has filed its Form 20-F for the year ended December 31, 2015 with the Securities and Exchange Commission in the U.S.

Form 20-F can be downloaded from the link below.

April 29, 2016
The Board of Directors
Golar LNG Partners LP
Hamilton, Bermuda

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

2015 Annual Report 20-F http://hugin.info/147317/R/2008792/743165.pdf

CONTACT: Stuart Buchanan
         Stuart.Buchanan@golar.com
         +442070637911

         Roger Swan
         roger.swan@golar.com
         +44 207 063 7913